UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                        G. Willi-Food International Ltd.
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                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per share
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                         (Title of Class of Securities)

                                     0-29256
                                 --------------
                                 (CUSIP Number)

                               4 Nahal Harif St.,
                               Yavne 81224, Israel
                             Attention: Zwi Williger
                            Telephone: 972-8-932-1000

                                 with a copy to:

                    Gross, Kleinhendler, Hodak, Berkman & Co.
                               One Azrieli Center
                             Tel Aviv 67021, Israel
                            Attn: Perry Wildes, Adv.
                                 972-3-607-4444
--------------------------------------------------------------------------------
   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications

                                   See Item 1
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]


                               Page 1 of 10 Pages
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           0-29256                SCHEDULE 13D       Page 2 of 10 Pages
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Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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           0-29256                SCHEDULE 13D       Page 3 of 10 Pages
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--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willi-Food Investments Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
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                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,366,312 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,366,312 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,366,312 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.00%
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14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

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           0-29256                SCHEDULE 13D       Page 4 of 10 Pages
-------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Arieh Bar Lev (Arcadi Gaydamak)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,366,312 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,366,312 Ordinary Shares (see Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,366,312 Ordinary Shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

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           0-29256                SCHEDULE 13D       Page 5 of 10 Pages
-------------------------------                      ---------------------------

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 8 (the "AMENDMENT") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "SCHEDULE 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger ("ZW") and Mr. Joseph Williger ("JW").

     The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "Ordinary Shares"), of G. Willi-Food International Ltd. (the "ISSUER"), an Israeli corporation with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

     On August 1, 2007, ZW and JW, the former majority owners of WIL, sold an aggregate of 3,907,530 million shares of WIL (constituting approximately 42.26% of the then currently issued and outstanding share capital of WIL) to Mr. Arieh Bar Lev (Arcadi Gaydamak) ("AG") for an aggregate purchase price of $40.5 million (NIS 171.3 million), such price reflecting a price per share of NIS
43.84 ($10.36). ZW sold 2,648,944 shares of WIL (constituting approximately 30.5% of ZW's outstanding shares in WIL), and JW sold 1,258,586 shares of WIL (constituting JW's entire holdings in WIL). As of September 18, 2007, ZW owned 982,534 shares of WIL.

     As a result of the foregoing transaction, ZW and JW are no longer deemed reporting persons under the Schedule 13D. All references in the Schedule 13D, as amended by this Amendment, to the "Reporting Persons" will now refer to WIL and AG.

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D, "Identity and Background" is hereby amended and restated by replacing it with the following:

     (a) This Statement is being filed by WIL and AG. Each of the Reporting Persons has made, and will continue to make, its own investment decisions with respect to securities of the Issuer, including the Ordinary Shares (see Item 5). Each Reporting Person expressly disclaims membership in a "group" with any other person within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "ACT").

     (a), (b) and (c) WIL is a public corporation traded on the Tel Aviv Stock Exchange that is organized under the laws of Israel. WIL is a holding company that controls the Issuer. WIL's principal business and executive office are located at 4 Nahal Harif St., Yavne 81224, Israel. SCHEDULE 1 sets forth the respective business addresses of the directors and executive officers (the "LISTED PERSONS") of WIL. AG is an individual whose business address is 5 Naot Deshe St., Jerusalem 67021, Israel, and is in the business of investing in public and private companies.

     (d) and (e) None of the Reporting Persons and none of the Listed Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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           0-29256                SCHEDULE 13D       Page 6 of 10 Pages
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     (f) AG is a citizen of Israel. SCHEDULE 1 sets forth the citizenship of each of the Listed Persons.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D, "Purpose of Transaction" is amended and restated by replacing it with the following:

     Each Reporting person acquired Ordinary Shares as an investment. Each of the Reporting Persons may acquire additional Ordinary Shares, and dispose of Ordinary Shares, or formulate other purposes, plans or proposals relating to the securities of the Issuer, including the Ordinary Shares, depending on its personal circumstances, the state of the Issuer's business, general economic or market conditions, investment policies of such Reporting Person or other factors. Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

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           0-29256                SCHEDULE 13D       Page 7 of 10 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer" is amended and restated by replacing it with the following:

     (a) As of September 18, 2007, (i) WIL beneficially owned 6,366,312 Ordinary Shares, equal to approximately 62.00% of the total number of Ordinary Shares outstanding as of that date; and (ii) AG beneficially owned 6,366,312 Ordinary Shares, equal to approximately 62.00% of the total number of Ordinary Shares outstanding as of that date.

     (b) (i) As of September 18, 2007, WIL shares with AG the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the 6,366,312 Ordinary Shares that it beneficially owns.

          (ii) As of September 18, 2007, AG shares with WIL the power to vote or to direct the vote and the power to dispose of or to direct the disposition of 6,366,312 Ordinary Shares.

          (iii) WIL and AG have no agreement to act as a group with respect to shares beneficially owned by the other.

     (c) See the table below for disclosure of the (1) the date, (2) the price and (3) the amount of shares purchased or sold by WIL, AG or the Listed Person during the past 60 days.

                      PURCHASE (SALE)    PURCHASE (SALE)    PURCHASE (SALE)    PURCHASE (SALE)
                        OF ORDINARY        OF ORDINARY        OF ORDINARY        OF ORDINARY
       DATE            SHARES BY WIL      SHARES BY AG       SHARES BY JW       SHARES BY ZW          PRICE
-------------------- ------------------ ------------------ ------------------ ------------------ -----------------
     08/10/07              (414)               ---                ---                ---             $US 8.01
     08/13/07              (100)               ---                ---                ---             $US 8.01
     08/14/07              (507)               ---                ---                ---             $US 8.01
     08/17/07              (651)               ---                ---                ---             $US 8.01

-----------

*    Expressed in U.S. dollars before brokers' commission.

     (d) As of August 1, 2007, JW ceased to be the beneficial owner of more than 5% (five percent) of the Ordinary shares.

-------------------------------                      ---------------------------
           0-29256                SCHEDULE 13D       Page 8 of 10 Pages
-------------------------------                      ---------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described in Item 2(b) and Item 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any of the Ordinary Shares or any other securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement of Joint Filing pursuant to Rule 13d(1)-(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
                            SIGNATURES ON NEXT PAGE]

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           0-29256                SCHEDULE 13D       Page 9 of 10 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: September 18, 2007                        Willi-Food Investments Ltd.


                                                 By: /s/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger
                                                 Chairman

Dated: September 18, 2007                        /s/ Arcadi Gaydamak
                                                 -------------------
                                                 Arcadi Gaydamak

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           0-29256                SCHEDULE 13D       Page 10 of 10 Pages
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                                   SCHEDULE 1

     Set forth below are the names of the directors and executive officers of Willi-Food Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director                Business address                Principal Occupation             Citizenship
----------------                ----------------                --------------------             -----------
Joseph Williger                 4 Nahal Harif St.,              Chief Executive Officer and      Israel
                                Yavne 81224, Israel             Director

Zwi Williger                    4 Nahal Harif St.,              Chief Operating Officer and      Israel
                                Yavne 81224, Israel             Director

Gil Hochboim                    4 Nahal Harif St.,              Vice President                   Israel
                                Yavne 81224, Israel

Yaron Levy                      4 Nahal Harif St.,              Chief Financial Officer          Israel
                                Yavne 81224, Israel

Shlomo Kleiman                  49 Hagalil St.,                 Headmaster, Yavne School -       Israel
                                Haifa Israel                    Haifa

Shlomo Rothman                  9 Yehuda Hamacabi St.,          Director                         Israel
                                Herzlia Israel

Sigal Grinboim                  7 Barazani St.,                 CPA                              Israel
                                Tel-Aviv Israel

Shmuel Mesenberg                15 Hafetz Mordechai St.,        Director                         Israel
                                Petah Tikva Israel

Nathan Nissani                  22 Yehi'am St.,                 Business Consultant              Israel
                                Ramat Hasharon Israel